Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
     Agere Systems Inc.
We consent to the incorporation by reference in this Registration Statement on Form S-8 of Agere Systems Inc. of our reports dated June 20, 2005 with respect to the statements of net assets available for benefits of the Agere Systems Inc. Management 401(k) Plan and the Agere Systems Inc. Represented 401(k) Plan (the Plans) as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules — Schedule H, line 4i-Schedule of assets (held at end of year) as of December 31, 2004, which reports appear in the December 31, 2004 annual reports on Form 11-K of the Plans.
/s/ KPMG LLP
New York, New York
August 11, 2005